Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Earnings:
(Loss) income before income taxes	$(160)	$325	$(50)	$447
Less: Capitalized interest	(2)	(2)	(5)	(5)
Add:
Fixed charges	43	48	85	96
Amortization of capitalized interest	1	1	3	3
Adjusted (loss) earnings(2)	$(118)	$372	$33	$541
Fixed charges:
Interest expense	$21	$23	$42	$47
Amortization of debt costs	1	1	2	2
Rent expense representative of interest	21	24	41	47
Total fixed charges	$43	$48	$85	$96
Ratio of (losses) earnings to fixed charges(1)(2)	(2.73)	7.71	0.39	5.61

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(1) All ratios shown in the above table have been calculated using unrounded numbers.
(2) Prior period results recasted to reflect the adoption of ASC 606 Revenue from Contracts with Customers.